Exhibit 99.1

Golden Heaven Group Holdings Ltd.
(incorporated under the laws of the Cayman Islands)
(NASDAQ: GDHG)

REVISED NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Reference is made to the revised notice on the annual general meeting of shareholders (the “Meeting”) of Golden Heaven Group Holdings Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), scheduled for September 6, 2024 with the record date for the Meeting being August 14, 2024.

REVISED NOTICE IS HEREBY GIVEN THAT the Meeting of the Company has been rescheduled and will be held on September 6, 2024, at 9:30 a.m., Eastern Time, in a hybrid-meeting format. The record date for the Meeting is revised from August 14, 2024 to August 5, 2024. In-person participants will be able to attend the Meeting at No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001. Remote participants will be able to attend the Meeting at www.virtualshareholdermeeting.com/GDHG2024. The Meeting will be convened for the following purposes:

1.      to approve, as a special resolution, the amendment to Article 12 of the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the “M&A”) to increase the votes per Class B ordinary share of the Company from 20 to 200 with effect from the date of the special resolution be approved, and the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice (the “Amended M&A”) as the new memorandum and articles of association of the Company, in substitution for the M&A, such that each Class B ordinary share confers 200 votes on the holder of such shares (the “Increase of Class B Voting Power”);

2.      to approve, as a special resolution, the reorganization of the Company’s share capital, to be effected at such time and date (the “Effective Time”), if at all, to be determined by the Company’s board of directors (the “Board of Directors”) in its sole discretion within one calendar year after the conclusion of the Meeting, as follows:

(a)     to increase of the Company’s authorized share capital from US$200,000 divided into: (i) 1,800,000,000 Class A ordinary shares of par value of US$0.0001 each, and (ii) 200,000,000 Class B ordinary shares of par value of US$0.0001 each, to US$210,000 divided into: (i) 1,800,000,000 Class A ordinary shares of par value of US$0.0001 each, and (ii) 300,000,000 Class B ordinary shares of par value of US$0.0001 each (the “Share Capital Increase”);

(b)    upon completion of the Share Capital Increase, the Company’s authorized share capital of US$210,000 to be divided into: (i) 1,800,000,000 Class A ordinary shares of par value of US$0.0001 each, and (ii) 300,000,000 Class B ordinary shares of par value of US$0.0001 each, be consolidated and divided at a share consolidation ratio of 1:30, such that the authorized share capital of US$210,000 will be divided into: (i) 60,000,000 Class A ordinary shares of par value of US$0.003 each, and (ii) 10,000,000 Class B ordinary shares of par value of US$0.003 each (the “Share Consolidation”, together with the Share Capital Increase, the “Share Capital Reorganization”), where:

a.      the then issued Class A Ordinary Shares and then issued Class B Ordinary Shares in the capital of the Company each with a par value of US$0.0001 per share at Effective Time will be consolidated and divided at a share consolidation ratio of 1:30 so as to become such whole number of Class A Ordinary Shares and Class B Ordinary Shares with a par value of US$0.003 per share (after rounding, if necessary) as shall result therefrom (collectively, the “Consolidated Issued Shares”); and

b.      that, following the consolidation, the proportion between the amount paid and the amount, if any, unpaid on each consolidated share will be the same as it was immediately before the Share Consolidation in the case of the shares from which it was derived;

(c)     at the Effective Time, the Fourth Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix B to this notice (the “Future Amended M&A”) be adopted as the new memorandum and articles of association of the Company, in substitution for the Amended M&A then in effect, to reflect the Share Capital Reorganization; and

(d)    that the Board of Directors be authorized to do all other such acts and things as the Board of Directors considers necessary or desirable for the purposes of the transactions contemplated by the Share Capital Reorganization, including determining whether to proceed with the Share Capital Reorganization by the Effective Time, determining the Effective Time, confirming the number of the Consolidated Issued Shares, and instructing the registered office provider or transfer agent of the Company to complete the necessary filing(s) to reflect the Share Capital Reorganization (if at all).

3.      to approve, as an ordinary resolution, the re-election of each of the five directors named in the proxy statement as a director of the Company to hold office until the next annual general meeting or until his respective successor is elected and duly qualified (the “Director Re-election”); and

4.      to approve, as an ordinary resolution, that the re-appointment of ASSENTSURE PAC as the independent registered public accounting firm of the Company for the fiscal year ended September 30, 2024 be approved, ratified and confirmed (the “Auditor Ratification”).

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has rescheduled and fixed the close of business on August 5, 2024 as the revised record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Class A ordinary shares and Class B ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at ir.jsyoule.com. The notice of the Meeting, this proxy statement, and the proxy card will be sent or made available to shareholders on or about August 13, 2024.

By Order of the Board of Directors,
/s/ Jin Xu
Jin Xu
Chief Executive Officer and Chairman of the Board of Directors
Nanping, China
August 13, 2024

Supplemental Proxy Statement

Annual General Meeting of Shareholders
to be held on September 6, 2024

This supplemental proxy statement (the “Supplemental Proxy Statement”) is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board of Directors”) of Golden Heaven Group Holdings Ltd. (the “Company”) to be voted at the annual general meeting of shareholders (the “Meeting”). The Meeting will be held on September 6, 2024, at 9:30 a.m., Eastern Time, at No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001. Remote participants will be able to attend the Meeting at www.virtualshareholdermeeting.com/GDHG2024. The declared record date of the Meeting, August 14, 2024 has been revised to August 5, 2024.

This Supplemental Proxy Statement supplements the supplemental proxy statement previously sent to the Company’s shareholders with respect to the Meeting, which was attached as Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on August 12, 2024 (the “Proxy Statement”).